ARS

Mountain Bank Holding Company

Annual Report 2002


Maple Valley
Auburn
Black Diamond
Sumner
Enumclaw
Buckley

Contents

Financial Highlights 2002:

Assets $143,174,000

Deposits $127,011,000

Loans $82,261,000

Net Income $1,151,660

Mortgage Loans up 15%

New Accounts Opened ... 3,247

Shareholder Equity up 17%


FDIC

Our Company History

In July of 1990, Mt. Rainier National Bank

opened in Enumclaw, Washington, as an independent locally owned bank. Since that time we have enjoyed 50 consecutive quarters of growth in most every area we measure. At the company's annual meeting in March 1993, shareholders approved the formation of Mountain Bank Holding Company. Shares of Mt. Rainier National Bank were exchanged on a one-for-one basis in the new company. The formation was an important step in the long-range plan to expand the business and increase the value of the shareholders' investment. Share value has increased steadily and at year-end was 588% greater than a share purchased in 1990, after factoring splits and stock dividends.



Today we have offices in Enumclaw, Buckley, Black Diamond, Auburn and Maple Valley with a new branch under construction in Sumner. Our focus on customer service has been rewarded with a large market share in most every market we enter. Future plans for the company include new locations and added use of technology that will improve efficiencies and benefit our customers. We feel that creating value for our customers has the benefit of creating value for our shareholders, and that is the primary goal of Mountain Bank Holding Company.

Financial History

Assets (millions)


150
120
90
60
30
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Deposits (millions)


150
120
90
60
30
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Loans (millions)


100
80
60
40
20
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Net Income (thousands)


1,200
1,000
800
600
400
200
0
-200
-400
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

To Our Shareholders

2002 was a very good year for Mountain Bank Holding Company and its subsidiary, Mt. Rainier National Bank. We opened our fifth new branch, began construction on our sixth, launched on-line-banking through the Internet and set records in virtually every area we measure. In addition we increased our capital by having the ninth stock offering since the company opened 12 years ago.



Our directors' primary objective has always been to increase the value of our shareholders' investment. For a young company, that requires a focus on growth. In 2002, we increased our total assets to $143,174,000, or just over 13.7% growth for the year. As a point of comparison, total bank assets grew only about 5% in the U.S. last year and that was funded by a 4.6% growth in deposits. The lowest interest rates our country has seen in more than 40 years as a result of a lower FED rate, hasn't discouraged depositors who want to protect their principal. As other non-bank financial markets continued to seek direction in 2002, an increasing number of investment dollars migrated to the safe haven offered by insured bank deposits. Our deposits ended the year at $127,011,000, for an increase of 13.3%, again well above the national average. We are encouraged by this growth and accept it as a positive indicator that our planning and attention to the company's primary objective is accomplishing our goal of increasing shareholder value.

Mt. Rainier National Bank's loan department also had a very good year increasing the portfolio by 19.4% to close at $82,261,000 in total loans. To accomplish this our loan officers made or renewed 794 loans last year with an average value of just over $94,000. And, we are pleased to report that even with this workload they managed to maintain the very strong asset quality our company has always enjoyed. The difficult economic times our region and country have been experiencing for the last two years has resulted in some major write-offs for many banks. In 2002, we experienced some increase in write-offs compared to previous years but historically we remained far below our peer group average.


Shareholder Equity (millions)
20
15
10
5
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Low interest rates offered a window of opportunity for new homebuyers and for existing homeowners wanting to refinance. To keep pace with demand and support customer needs, the mortgage department at Mt. Rainier National Bank added staff and closed 230 home loans last year with a total value of $31,887,000. As an added service last year, we made mortgage loan officers or representatives available to meet with customers at all of our branch locations. We find that many customers would rather pursue a home loan through their bank with someone they know rather than with an on-line service or mortgage only company where everyone is a stranger. The mortgage department that we first opened in 1992, is just one more step in our goal of being a true full service bank and living up to our commitment of taking care of our customers' financial needs.

In the last two years falling rates have put a real squeeze on interest-rate-margin, the primary source of income for banks. Last year in spite of the low rates Mountain Bank Holding Company posted its best earnings year in the company's history with $1,151,660 in net income, exceeding forecast by more than 9%. In banking like any other business you can't always control the market environment in which you are forced to operate. Our company has always had a strong dedication to planning and been flexible and willing to adjust the plan to meet market conditions. Last year we carefully increased earning assets, tightened controls on expenses and improved operational efficiencies in every area possible, being careful to not have a



negative effect on customer service. As a result of this effort we finished with a record year in spite of the market reducing our interest-rate-margin.

Early in the second quarter of 2002, we sold stock for the ninth time since the company opened. The proceeds from this sale were used to pay for the Maple Valley branch and increase our capital to support growth. Each of the company's previous eight stock offerings has sold out in less time than allowed by the regulators. This sale was no exception; it was fully subscribed in only nine days making it the shortest sale in our history. Unfortunately some shareholders wanting to buy stock were disappointed to find it had sold out so quickly, but were generally pleased with the fact that there was such a strong demand for the shares. If you consider our two-for-one share splits and a stock dividend paid, the actual appreciation since 1990, is 588%, over the original pre-opening share purchase price. Perhaps more important, this growth has been very near linear and tracking with the long range plans developed by the board of directors.

Stock Sales History


Sell Price
Un-split Value
50
40
30
20
10
0
10
12.5
15
17.5
20
25
35
44
46
50
7/90
5/91
8/92
12/93
3/95
10/97
10/98
10/00
12/01
4/02

For our company to maintain its growth and stay within the regulators' guidelines we must continue to increase our capital. For a bank to be considered adequately capitalized by the Federal Regulators, they need to maintain at least 8% capital to risk-weighted assets. For banks to be considered well capitalized they need a minimum of 10% capital to risk-weighted assets. Thanks to tremendous shareholder support, Mountain Bank Holding Company has never been short of capital and ended 2002, with 13.73% total capital to risk-weighted assets. This strong capital position makes it easier for us to continue with our expansion plans and puts us in a position to take advantage of opportunities that other companies may need to pass by.



In our quest for growth we have not only added new branches but also new bank products and other financial services, all designed to make it easier for customers to manage their financial resources. As an example Mt. Rainier National Bank customers now have full service on-line-banking available, not just for reviewing balances but for a wide range of options including our new bill-payer service. New products means new customers and last year our company opened for existing and new customers more than 3,247 new accounts. We consider this to be positive proof that listening to customers, responding to their requests and offering the kind of personal service once considered normal, does pay rewards.


Mt. Rainier National Bank
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As we have said before, our shareholders and employees are Mountain Bank Holding Company's strongest asset. Without shareholders supplying capital and encouragement, and our employees' dedication to customer service this company could not continue to set new records and achieve its goals. The directors and management recognize, appreciate and thank you for your contributions to the success of this company. Our plan for the future has not changed; we are focused on increasing the value of the shareholders' investment by maintaining our dedication and following the strategy outlined in our long-range plan.

Roy T. Brooks
Chairman
Mountain Bank Holding Company

Steve W. Moergeli
President
Mt. Rainier National Bank

Member FDIC

Loan Distribution (millions)


Cash Secured 2.5%
SBA 0.7%
Construction 3.5%
Agriculture 3.8%
Other 5.6%
Commercial Building 29.1%
Consumer 11.9%
Commercial 19.3%
Mortgage 23.6%

Corporate Headquarters

501 Roosevelt Avenue
Enumclaw, Washington 98022
(360) 825-0100

Independent Auditors

McGladrey & Pullen, LLP
Tacoma, Washington

General Counsel

Graham & Dunn, PC
Seattle/Tacoma, Washington

Directors

Susan K. Bowen-Hahto
Real Estate Management and Land Development

Roy T. Brooks
Chairman, President & CEO Mountain Bank Holding Company
Chairman Mt. Rainier National Bank
Chairman & CEO Westmark Electronics, Inc.

Brian W. Gallagher
Owner & President of Northern Transport, Inc.

Michael K. Jones
Owner & President of Jones & Associates, Certified Public Accountants

Steve W. Moergeli
President & CEO Mt. Rainier National Bank

Barry C. Kombol
An attorney in private practice
General Counsel for Pacific Coast Coal Company

John W. Raeder
Retired Executive, Construction Industry

J. B. Rupert
Owner & President Rupert Engineering, Inc.

Garrett S. Van Beek
Owner and operator of The Van Beek Dairy Farm

Hans R. Zurcher
Owner and operator, with his son of The Zurcher Dairy Farms

Executive Officers

Sheila M. Brumley
Chief Financial Officer and Secretary
Senior Vice President, Secretary and Cashier of the Bank

Sterlin E. Franks
Senior Vice President and Credit Administrator of the Bank

Branch Locations:

Auburn
1436 Auburn Way So.
Auburn, WA 98002
Phone (253) 288-0100

Black Diamond
31329 3rd Avenue
Black Diamond, WA 98010
Phone (360) 886-0300

Buckley
29290 SR 410
Buckley, WA 98321
Phone (360) 829-0100

Enumclaw
501 Roosevelt Avenue
Enumclaw, WA 98022
Phone (360) 825-0100

Maple Valley
23924 225th Way S.E.
Maple Valley, WA 98038
Phone (425) 413-8200

Sumner
15104 E. Main
Sumner, WA 98390
Phone (253) 826-0100

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-KSB

◆ Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended **December 31, 2002.**

◊ Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 *(No fee required)*

Commission File Number: **0 - 28394**

MOUNTAIN BANK HOLDING COMPANY
(exact name of registrant as specified in its charter)

WASHINGTON *(State or other jurisdiction of* incorporation or organization)	**91-1602736** (IRS Employer identification Number)

501 Roosevelt Avenue, PO Box 98, Enumclaw, WA 98022
(address of principal executive offices) (zip code)

Registrant's telephone number: **(360) 825-0100**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock, no par value** (title of class)

Check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No ____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this form 10-KSB [X]

State the issuer's revenues for its most recent fiscal year: **$9,520,000**

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days: **at January 31, 2003 - $25,111,058**

Number of shares of common stock outstanding as of January 31, 2003: **2,149,813**

DOCUMENTS INCORPORATED BY REFERENCE

The Proxy Statement for the 2003 Annual Meeting of Shareholders is incorporated by reference into Part I of this Annual Report on Form 10-KSB.

Transitional Small Business Disclosure Format: Yes __X__ No ____

TABLE OF CONTENTS
Part I
(ITEMS 6-11, FORM 1-A, MODEL B)

TABLE OF CONTENTS
Part I
(ITEMS 6-11, FORM 1-A, MODEL B)
(continued)

Part II
(ITEMS 1-6, FORM 1-A, MODEL B)

Part F/S
FINANCIAL STATEMENTS

Part III
EXHIBITS

SIGNATURES

CERTIFICATIONS

FORM 10-KSB AMENDMENT NO. 2
TRANSITIONAL SMALL BUSINESS ISSUER
DISCLOSURE PURSUANT TO ALTERNATIVE 2

PART I
(ITEMS 6-11, MODEL B, FORM 1-A)

ITEM 6. DESCRIPTION OF BUSINESS

General

Mountain Bank Holding Company ("Mountain Bank Holding") is a Washington corporation formed in 1993 primarily to hold all of the Common Stock of Mt. Rainier National Bank ("Mt. Rainier Bank"), a National Banking Association organized under the laws of the United States. Mt. Rainier Bank provides personal and commercial banking and related financial services at its main office located in Enumclaw, Washington, and from four branch offices located in Buckley, Black Diamond, Auburn, and Maple Valley, Washington. Mountain Bank Holding is regulated by the Federal Reserve Board (the "FRB") under the Bank Holding Company Act of 1956, as amended. A bank holding company is generally defined as a company that has direct or indirect control of a bank. Mountain Bank Holding qualifies as a bank holding company because it owns one hundred percent (100%) of the outstanding securities of Mt. Rainier Bank. At December 31, 2002, Mountain Bank Holding reported on a consolidated basis total assets of $143,174,000, total deposits of $127,011,000, and shareholders' equity of $15,541,000.

Mountain Bank Holding's strategy is to capitalize on its investment in Mt. Rainier Bank through continued growth in Mt. Rainier Bank's assets, deposits and earnings, and creation of long-term value for Company shareholders by pursuing the following:

- Monitoring and improving the credit quality of Mt. Rainier Bank's existing asset base;
- Concentrating on expense control, interest spread maximization and marketing of fee-based products, as well as maintaining adequate liquidity and capital levels;
- Emphasizing close working relationships between Mt. Rainier Bank's senior management, directors, loan officers and commercial customers; and
- Focusing on training programs to ensure that management and staff have knowledge necessary to serve customers and remain in compliance with all legal and regulatory obligations.

There can be no assurance that Mt. Rainier Bank will achieve these objectives.

DESCRIPTION OF MT. RAINIER NATIONAL BANK

Mt. Rainier Bank

Mt. Rainier National Bank is a wholly-owned subsidiary of Mountain Bank Holding. While Mountain Bank Holding and Mt. Rainier Bank are distinctly different entities regulated by different regulatory bodies, the income of Mountain Bank Holding presently is almost entirely derived from dividends upstreamed from Mt. Rainier Bank to Mountain Bank Holding. Therefore, the value of the securities of Mountain Bank Holding is, to a large extent, dependent upon the success of Mt. Rainier Bank.

History

Mt. Rainier Bank opened on July 2, 1990, in Enumclaw, Washington, and has been operating since that date.

Business

Mt. Rainier Bank, through its main office and four branches, offers a full line of commercial banking services including checking accounts, savings programs, ATMs, night depository services, customer safe deposit box facilities, consumer loans, residential loans, commercial loans, real estate and construction loans and agriculture loans, NOW accounts and certificates of deposit.

The principal sources of Mt. Rainier Bank's revenues are: (i) interest and fees on loans; (ii) deposit service charges; (iii) interest on deposits in other banks (generally on an overnight basis); (iv) gains on mortgages originated and sold to the secondary market; (v) interest on investments, and (vi) fees from sales of non-deposit investment products. Loans include short-to-medium-term commercial and consumer loans, including operating loans and lines, equipment loans, automobile loans, recreational vehicle and truck loans, personal loans and lines of credit, home improvement and rehabilitation loans, VISA national credit cards, and residential mortgage lending. Mt. Rainier Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, automated teller machine access, debit cards, automatic drafts for various accounts, telephone banking, Internet banking and bill payment services. Mt. Rainier Bank has a night depository and an ATM, as well as drive-up services, at each of its offices.

Mt. Rainier Bank's core deposit base generally has been enhanced through advertising and deposit promotions, and focusing on securing the entire banking relationship of each of its customers. Mt. Rainier Bank has not used brokered deposits as a source of funds.

Mt. Rainier Bank's commercial banking activities target high net worth individuals and their businesses with an emphasis on small to medium size businesses. Mt. Rainier Bank's operating strategy is to offer personal service, flexibility and timely responsiveness to the needs of its customers. Senior management of Mt. Rainier Bank and Mountain Bank Holding maintain close personal contact and close working relationships with Mt. Rainier Bank's commercial customers and their businesses, and Mt. Rainier Bank's and the Company's Boards of Directors primarily include local business people from Mt. Rainier Bank's primary service area. Most of Mt. Rainier Bank's new commercial banking business consists of referrals from existing customers. Mountain Bank Holding believes that Mt. Rainier Bank's loan portfolio is appropriately diversified. All floating rate loans are priced at prime or higher.

Mountain Bank Holding believes that the growth in loans and profitability achieved by Mt. Rainier Bank also is attributable in large measure to its strategy of targeting smaller and medium size businesses in the manner described above and to the business and personal relationships and experience of Mt. Rainier Bank's and Mountain Bank Holding's management and Directors, rather than the result of greater risk-taking or price concessions. In addition, there have been numerous acquisitions and mergers of banks in Mt. Rainier Bank's primary service area which have made the larger institutions in the market even larger. This has resulted in Mt. Rainier Bank focusing primarily on the needs of the smaller and medium size commercial customers.

Service Area

Mt. Rainier Bank's primary service area is South King County and East Pierce County, including Enumclaw, Buckley, Black Diamond, Auburn, Maple Valley and surrounding communities. Enumclaw's population is 11,100, having experienced 46% growth since 1990. Enumclaw is primarily considered a residential community, with most growth in single family residences. The local economy is dependent upon the forest products industry, farming, and tourism. Buckley has experienced less growth with a population of 4,410. Buckley is a residential community with very little business growth in the past few years. Black Diamond is now experiencing increased growth, with a population of 4,035, up from 1,760 in 1990. Auburn is a larger community with a population of 45,010, up from 35,230 in 1990. Maple Valley has increased its population to 16,165 from 10,500 in 1997 when it became a city.

Employees

As of December 31, 2002, Mountain Bank Holding employed a full-time President and CEO and a half-time Chief Financial Officer. As of the same date, Mt. Rainier Bank had 61 full-time-equivalent employees, including three Executive Officers. None of Mt. Rainier Bank's employees is presently represented by a union or covered by a collective bargaining agreement. Mt. Rainier Bank considers its relationships with its employees to be good.

Competition

The banking business in Mt. Rainier Bank's primary service area is highly competitive with respect to both loans and deposits. All the major out-of-state commercial banks which operate in Washington (including Bank of America, Key Bank, Washington Mutual, Wells Fargo and U.S. Bank) have a branch or branches within Mt. Rainier Bank's primary service area. Among the advantages such major banks have are their ability to finance wide-ranging advertising campaigns and to allocate their investment assets to geographic regions of higher yield and demand. Such banks offer certain services which are not offered directly by Mt. Rainier Bank (but are offered indirectly through correspondent institutions); and, by virtue of their greater total capitalization (legal lending limits to an individual customer are based upon a percentage of a bank's total shareholder equity accounts), such banks have substantially higher lending limits than Mt. Rainier Bank.

Mt. Rainier Bank also competes with a number of non-bank competitors such as insurance companies, small loan companies, finance companies, mortgage companies, credit unions, brokerage houses, and other financial institutions. Many of Mountain Bank Holding's non-bank competitors are not subject to the extensive federal and state regulations which govern Mountain Bank Holding and, as a result, have a competitive advantage over the Company in providing certain services.

Mt. Rainier Bank believes its competitive position has been strengthened by the consolidation in the banking industry which has resulted in a focus by the larger banks on their larger accounts, with less direct contact between the officers and their customers. Mt. Rainier Bank's strategy, by contrast, is to remain a middle market lender which maintains close, long-term contact with its customers.

Products and Services

In conjunction with the growth of its asset base, Mt. Rainier Bank has introduced new products and services to position itself to compete in its highly competitive market. Mt. Rainier Bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, Mt. Rainier Bank has developed a mix of products and services utilizing technology available to the banking industry such as telephone banking, internet banking, bill payment services and automated teller machines. Additionally, Mt. Rainier Bank offers a wide range of commercial and retail banking products and services to its customers. Deposit accounts include certificates of deposit, individual retirement accounts and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include residential real estate, commercial, financial and real estate construction and development, installment and consumer loans. Other products and services include: credit related insurance; ATMs, safe deposit boxes and non-deposit investment products.

Marketing

Mt. Rainier Bank uses to the fullest extent possible the flexibility which is accorded by its independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by Mt. Rainier Bank's officers, directors and employees. Mt. Rainier Bank also seeks to provide special services and programs for individuals in its primary service area who are employed in the business and professional fields. In the event there are customers whose loan demands exceed Mt. Rainier Bank's lending limits, Mt. Rainier Bank arranges for such loans on a participation basis with other financial institutions.

Lending Activities

The two main areas in which Mt. Rainier Bank has directed its lendable funds are commercial and real estate loans. At December 31, 2002, these categories accounted for approximately 24% and 69%, respectively, of Mt. Rainier Bank's total loan portfolio. Mt. Rainier Bank's major source of income is interest and fees charged on loans.

Interest income on loans is recognized based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

In general, Mt. Rainier Bank is permitted by law to make loans to single borrowers in aggregate amounts of up to fifteen percent (15%) of Mt. Rainier Bank's unimpaired capital and unimpaired surplus. Mt. Rainier Bank, on occasion, sells participations in loans when necessary to stay within lending limits or to otherwise limit Mt. Rainier Bank's exposure. Mt. Rainier Bank's goal is to reduce the risk of undue concentrations of loans to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 2002, no such concentration exceeded 10% of Mt. Rainier Bank's loan portfolio, although approximately 3% of Mt. Rainier Bank's loan portfolio consisted of agricultural loans and approximately 7% of interim real estate construction loans. Mt. Rainier Bank has no loans to foreign countries and its policy is to lend within Washington State, however Mt. Rainier Bank does have some loans to out-of-state borrowers.

In the normal course of business there are various commitments outstanding and commitments to extend credit which are not reflected in the financial statements. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. Mt. Rainier Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized.

Lending activities are conducted pursuant to a written Loan Policy which has been adopted by the Board of Directors of Mt. Rainier Bank. Each loan officer has a defined lending authority. Regardless of lending authority, aggregate loans over $350,000 are approved by Mt. Rainier Bank's Loan Committee, and aggregate loans over $250,000 are reviewed by Mt. Rainier Bank's Loan Committee.

The bank's mortgage activity consists of originating residential loans wherein the closing of each loan is preceded by its negotiated sale on the secondary market. Primarily, these loans are funded by the bank and promptly sold. The bank also makes residential construction loans wherein a "take-out" is negotiated on the secondary market. Bank guidelines for loan-to-value ratios are closely adhered to.

Investment Portfolio

The investment policy of Mt. Rainier Bank is an integral part of the overall asset/liability management of Mt. Rainier Bank. Mt. Rainier Bank's investment policy is to establish a portfolio which will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations while at the same time achieving a satisfactory investment return on the funds invested. The investment policy is reviewed annually by Mt. Rainier Bank's Board of Directors. Mt. Rainier Bank stresses the following attributes for its investments: capital protection, liquidity, yield, risk management and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, Mt. Rainier Bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale.

Held to Maturity securities include debt securities that Mt. Rainier Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. As of December 31, 2002, Mt. Rainier Bank held no securities as Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. As of December 31, 2002, Mt. Rainier Bank held no securities as Trading Securities.

Available for Sale securities include those which may be sold to implement Mt. Rainier Bank's asset/liability management strategies and in response to changes in interest rates, prepayment rates and similar factors. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity. All of Mt. Rainier Bank's investment securities at December 31, 2002, were classified as Available for Sale.

As a national bank and member of the Federal Reserve System, Mt. Rainier Bank is required to have $284,000 invested in Federal Reserve Bank Stock. Also, as a member of the Federal Home Loan Bank, Mt. Rainier Bank is required to keep $387,000 in stock. This portion of Mt. Rainier Bank's investment portfolio is not liquid.

Forward Looking Statement Disclosure

In addition to historical information, this report may contain certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). This statement is included for the express purpose of availing Mountain Bank Holding of the protections of the safe harbor provisions of the PSLRA. The forward-looking statements contained in this report are subject to factors, risks, and uncertainties that may cause actual results to differ materially from those projected. Important factors that might cause such a material difference include, but are not limited to, those discussed in this report. Such items that could cause actual results to differ materially from the forward looking statements in this report are: general economic conditions, world and national events that could impact the economy and interest rates, including their impact on capital expenditures; business conditions in the banking industry; the regulatory environment; new legislation; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive standards; competitive factors, including increased competition with community, regional, and national financial institutions; fluctuating interest rate environments; and similar matters. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of the statement. Mountain Bank Holding undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in this and other documents we file from time to time with the Securities and Exchange Commission.

Statistical Information about Mountain Bank Holding

The following statistical information should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere herein.

The composition of the loan portfolio (excluding loans held for sale, which are normally held only for a short period) is summarized as follows:

LOAN PORTFOLIO – TYPES OF LOANS

	December 31, 2002		December 31, 2001	
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
	(dollars in thousands)			
Commercial and Agricultural	$20,510	24.93%	$18,483	26.83%
Real Estate:				
Construction	5,602	6.81%	5,506	7.99%
Mortgage	50,391	61.26%	39,583	57.46%
Consumer	5,758	7.00%	5,315	7.72%
Total Loans	$82,261	100.00%	$68,887	100.00%

LOAN PORTFOLIO – MATURITIES AND SENSITIVITIES ON LOANS

	One Year Or Less	Over One Through Five Years	Maturing After Five Years	TOTAL
	(in thousands)			
	Amount	Fixed	Fixed	
Commercial and Agricultural	$10,236	$8,820	$1,454	$20,510
Real Estate				
Construction	4,735	0	867	5,602
Mortgage	7,262	27,866	15,263	50,391
Consumer	1,223	3,827	708	5,758
Total	$23,456	$40,513	$18,292	$82,261

CREDIT RISK MANAGEMENT AND ALLOWANCE FOR CREDIT LOSSES

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of Mt. Rainier Bank's operations. The loan review procedures are designed to monitor adherence to established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, we have established specific terms and maturity schedules for each loan type, such as commercial, real estate, consumer, etc.

Applicable regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, regulatory examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectable and of such little value that continuance as an asset of the institution is not warranted. When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for loan losses in an amount deemed prudent by management. These allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities and the risks associated with particular problem assets. When an insured institution classifies problem assets as loss, it charges off the balance of the asset against the allowance for loan losses. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated as special mention. The Bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the FDIC and the OCC and can order the establishment of additional loss allowances.

The loan portfolio is regularly reviewed and management determines the amount of loans to be charged off. In addition, such factors as Mt. Rainier Bank's previous loan loss experience, prevailing economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as part of their examination process, periodically review the allowances for losses on loans and foreclosed real estate. Such agencies may require Mt. Rainier Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion of a loan that is classified as a 'loss' by regulatory examiners is charged-off.

The allowance for credit losses is maintained at a level management considers adequate to provide for probable losses based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans or portions of loans are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; Mt. Rainier Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

The allowance for credit losses is estimated by management based on historical loss experience and known changes within the loan portfolio at the measurement date. The provision that is charged to income is the amount needed to maintain an adequate allowance for credit losses. The allowance for credit losses at December 31, 2002 was $852,000 or 1.04% of loans outstanding. The allowance for credit losses at year end 2001 was $753,000 or 1.09% of loans outstanding. The following table presents data related to Mt. Rainier Bank's allowance for credit losses for the years ended December 31, 2002 and 2001:

SUMMARY OF LOAN LOSS EXPERIENCE AND RELATED INFORMATION

	Year Ended December 31, 2002	Year Ended December 31, 2001
	(dollars in thousands)	
Allowance for credit losses *(beginning of period)*	$753	$700
Loans charged off:		
Commercial and agricultural	10	13
Real estate construction	0	0
Real estate mortgage	221	0
Consumer	47	25
Total	278	38
Recoveries of loans previously charged off:		
Commercial and agricultural	10	0
Real estate construction	0	0
Real estate mortgage	0	0
Consumer	7	6
Total	17	6
Net loans charged off	261	32
Provision for possible loan losses	360	85
Allowance for possible credit losses *(end of period)*	852	753
Loans outstanding:		
Average	$74,940	$67,875
End of period	82,261	68,887
Ratio of allowance for loan loss to total loans outstanding		
Average	1.14%	1.11%
End of period	1.04%	1.09%
Ratio of net charge-offs to average loans outstanding	0.35%	0.05%

ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES BY LOAN CLASSIFICATION

The allowance for credit losses, in management's judgement, is allocated as follows to cover probable loan losses:

	December 31, 2002		December 31, 2001	
	Allocation of allowance for credit losses	% of loans to total loans	Allocation of allowance for credit losses	% of loans to total loans
Commercial and agriculture	$395	24.93%	$422	26.83%
Real estate construction	41	6.81%	34	7.99%
Real estate mortgage	272	61.26%	181	57.46%
Consumer	144	7.00%	116	7.72%
Total	$852	100.00%	$753	100.00%

The foregoing conditions and adjustments reflect management's best estimate of items recognized when adjusting the loss percentage for each pool of loans, and adjustments to historical experience. These factors affect our assessment of low and high estimates of losses in our portfolio. The determination of the amounts of the provisions for loan losses is based on management's current judgment and the quality of the loan portfolio, and considers all known, relevant internal and external factors that affect loan collectibility. These include regional economic indicators such as employment; retail sales; real estate trends and specific areas of concentration for our market including the forest and dairy/agricultural industries. Mt. Rainier Bank has also accounted for categories of loan risk not reflected in the table above including such potential advances as letters of credit, unfunded commitments to lend and mortgages held for sale.

During 2002, the loan loss allocations by category were adjusted to reflect the overall changes as they affect percentages in each pool of loans categorized by the banks Loan Loss Reserve Analysis. By this method, consumer loans, as a percentage of overall loans decreased from 7.72% to 7.00% as of December 31, 2002. During this same period, commercial and agriculture loans decreased from 26.83% to 24.93% as loan demand repositioned itself toward less risky, Real Estate secured loans that changed from 65.45% to 68.07% of the bank portfolio. The fundamental process for calculating the banks loan loss allocation requirements remained unchanged during this accounting period.

Loan quality, as measured by changes in the loan portfolio, as well as those identified as criticized/classified affect loan loss reserve allocations. Loan quality remained satisfactory with $129,793 in past due loans as of December 31, 2002. Likewise, loans identified as criticized/classified loans ended the year at $672,523, less than the prior year-end. Not withstanding any unforeseen changes in the economy, the banks loan portfolio by the banks assessment remain stable.

RISK ELEMENTS – NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS

The following table sets forth information regarding non-performing loans of Mt. Rainier Bank on the dates indicated. *Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of* interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on non-accrual status. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

	2002			
	90 Days or More Past Due	Non-accrual	Restructured	Lost Interest
	(dollars in thousands)			
Commercial and Agricultural	$0	$88	$0	$3
Real Estate	0	0	0	N/A
Consumer	0	0	0	N/A
Total	$0	$88	$0	N/A

	2001			
	90 Days or More Past Due	Non-accrual	Restructured	Lost Interest
	(dollars in thousands)			
Commercial and Agricultural	$0	$0	$0	N/A
Real Estate	0	0	0	N/A
Consumer	0	0	0	N/A
Total	$0	$0	$0	N/A

INVESTMENT SECURITIES PORTFOLIO

The following table presents the composition and carrying value of Mt. Rainier Bank's investment portfolio at December 31, 2002 and 2001, and the dollar and percentage changes of each investment category.

	December 31, 2002	December 31, 2001	Dollar Change	Percentage Change
	(dollars in thousands)			
US Treasury securities	$3,141	$3,090	$51	1.65%
US Government and agency securities	7,573	8,238	(665)	-8.07%
Mortgage backed securities	12,330	11,769	561	4.77%
Municipal bonds	400	502	(102)	-20.32%
Corporate bonds	6,058	8,013	(1,955)	-24.40%
Equity securities	60	-0-	60	100.00%
Total	$29,562	$31,612	($2,050)	-6.48%

The fair value of investment securities and the maturities and yield information on the investment portfolio is as follows:

	December 31, 2002							
	One Year Or Less		Over One Through Five Years		Over Five Through Ten Years		Over Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
US Treasury Securities	$1,522	3.21%	$1,621	5.43%	$0	0%	$0	0%
US Government Agency Securities	1,009	3.13%	6,566	4.75%	0	0%	0	0%
Mortgage Backed Securities	543	6.89%	7,092	5.59%	4,696	5.80%	0	0%
Corporate Bonds	1,126	5.81%	4,928	5.87%	0	0%	0	0%
Municipal Bonds (1)	299	4.87%	100	4.74%	0	0%	0	0%
Equity securities	60	0%	0	0%	0	0%	0	0%
Total	$4,559		$20,307		$4,696		$0	
Weighted Average Yield		4.56%		5.36%		5.80%		0%

(1) Yield on municipal bonds is not calculated on a tax equivalent basis

DEPOSITS

Mt. Rainier Bank's primary sources of funds are interest-bearing deposits. The following table sets forth the average amount of and average rates paid on Mt. Rainier Bank's deposit accounts for the years ended.

	December 31, 2002		December 31, 2001	
	Average Amounts	Average Rate Paid	Average Amounts	Average Rate Paid
	(dollars in thousands)			
Non-interest bearing demand	$17,901	0.00%	$15,240	0.00%
Interest-bearing demand	38,448	1.60%	29,018	2.62%
Savings	12,600	0.99%	10,384	1.76%
Certificates of deposit	30,503	3.75%	30,671	5.67%
Certificates of deposit over $100,000	16,540	4.08%	14,194	5.94%
Total	$115,992	2.61%	$99,507	4.18%

At December 31, 2002, the scheduled maturities of certificates of deposit were:

	December 31, 2002	
	Less Than $100,000	$100,000 or More
	(dollars in thousands)	
Maturity in:		
Three months or less	$8,723	$2,172
Over three months through six months	6,273	5,383
Over six months through twelve months	10,159	6,775
Over twelve months	4,965	2,381
Total	$30,120	$16,711

The following ratios applicable to Mountain Bank Holding are among those commonly used in analyzing bank holding companies:

	Year Ended December 31,	
	2002	2001
Return on Average Assets	0.88%	0.83%
Return on Average Equity	8.04%	7.35%
Dividend Payout Ratio	0%	0%
Average Equity to Average Assets Ratio	10.96%	11.22%

At December 31, 2002, and December 31, 2001, neither Mt. Rainier Bank nor Mountain Bank Holding had any short-term borrowings.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are interest rate sensitive and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is interest rate sensitive within a specific time period if it will reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-bearing assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets maturing within a specific time frame exceeds the amount of interest sensitive liabilities maturing within that same time frame. If negative, the reverse is true.

The following table represents an interest rate sensitivity analysis at December 31, 2002.

GAP ANALYSIS

	Total Within One Year	One Year to Five Years	Over Five Years
	(dollars in thousands)		
Rate Sensitive Assets:			
Loans, including loans held for sale	$23,456	$40,513	$18,292
Investments	4,499	20,307	4,696
Interest Bearing Deposits	17,031	855	0
Total	$44,986	$61,675	$22988
Rate Sensitive Liabilities:			
Savings, NOW and Interest Checking	$60,361	$0	$0
Time Deposits	39,485	7,346	0
Total	$99,846	$7,346	$0
Interest Sensitive Gap	($54,860)	$54,329	$22,988
Cumulative Gap	($54,860)	($531)	$22,457
Cumulative Gap as a % of Average Earning Assets	44.98%	.44%	18.41%

Currently, Mt. Rainier Bank's interest sensitivity gap is negative within one year. Assuming that general market interest rate changes affected the repricing of assets and liabilities in equal magnitudes, this indicates that the effect of rising interest rates on Mountain Bank Holding would be a decrease in the net interest margin, whereas falling interest rates would cause a corresponding increase in margin.

DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY AND INTEREST YIELDS

The following table sets forth the average balance sheets of Mountain Bank Holding for the past two years along with an analysis of net interest earnings for each major category of interest earning assets and interest bearing liabilities, the average rate paid in each category, and net yield on earning assets. Average non-accrual loans were $68 in 2002 and $15 in 2001 and are included in average total loans. Loan fees of $789 in 2002 and $571 in 2001 are included in interest income.

	2002			2001		
	Average Balance	Interest Earned/ Expense	Annualized Yield/ Rate	Average Balance	Interest Earned/ Expense	Annualized Yield/ Rate
			(dollars in thousands)			
ASSETS						
Interest earning assets:						
Loans	$74,940	$6,590	8.8%	$67,875	$6,376	9.4%
Investments	31,676	1,358*	4.3%	25,837	1,444*	5.6%
Federal funds sold and deposits in banks	15,339	230	1.5%	11,976	449	3.7%
Total interest earning assets	$121,955	$8,178	6.7%	105,688	$8,269	7.8%
Non-interest earning assets:						
Cash and due from banks	$1,192			3,591		
Premises and equipment	4,217			3,447		
Other assets	4,235			774		
Allowance for possible credit losses	(782)			(732)		
TOTAL ASSETS	$130,817			$112,768		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest bearing liabilities:						
Interest bearing demand deposits	$38,448	$615	1.6%	$29,018	$760	2.6%
Savings	12,600	125	1.0%	10,384	183	1.8%
Certificates of deposit	30,503	1,145	3.8%	30,671	1,739	5.7%
Certificates of deposit over $100,000	16,540	675	4.1%	14,194	843	5.9%
Total interest bearing deposits	$98,091	$2,560	2.6%	$84,267	$3,525	4.2%
Federal funds purchased	0	0		0	0	
Other borrowings	37	3	8.1%	39	3	7.7%
Total interest bearing liabilities	$98,128	$2,563	2.6%	$84,306	$3,528	4.2%
Non-interest bearing liabilities:						
Demand deposits	$17,901			$15,240		
Other liabilities	456			527		
Shareholders' equity	14,332			12,695		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$130,817			$112,768		
Net interest income		$5,615			$4,741	
Net interest margin			4.6%			4.5%

*Tax equivalent basis

CHANGES IN INTEREST INCOME AND EXPENSE VOLUME AND RATE VARIANCES

The change in interest due to both volume and yield has been allocated to volume and yield changes in proportion to the relationship of the absolute dollar amount of the change in each amount.

		2002			2001		
			Net Change			Net Change	
		Net Change	Volume	Yield	Net Change	Volume	Yield
				(dollars in thousands)			
Loans		$214	$637	($423)	$371	$588	($217)
Investments		(86)	294	380	(16)	97	(113)
Federal Funds Sold		(219)	102	(321)	339	399	(60)
	Total	($91)	$1,033	($1,124)	$694	$1,084	($390)
Interest Bearing Demand		(145)	203	(348)	(41)	76	(117)
Savings		(58)	33	(91)	(40)	(6)	(46)
Certificates of deposit		(594)	(10)	(584)	424	426	(2)
Certificates of deposit over $100,000		(168)	124	(292)	279	(297)	(18)
	Total	($965)	$350	($1,315)	$622	$805	$183
Fed Funds Purchased							
Other Borrowings		0	0	0	($31)	($31)	$0
	Total	($965)	$350	($1,315)	$591	$774	($183)
Net Interest Income		$874	$683	$191	$103	$310	($207)

SUPERVISION AND REGULATION

The following discussion is only intended to provide brief summaries of significant statutes and regulations that affect the banking industry and therefore is not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

Significant Changes in Banking Laws and Regulations

Sarbanes-Oxley Act of 2002. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (the "Act") to address corporate and accounting fraud. The Act establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, it also *(I)* requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); *(ii)* imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; *(iii)* accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and *(iv)* requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert."

The Act requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, the Act; *(I)* subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; *(ii)* prohibits an officer or director misleading or coercing an auditor; *(iii)* prohibits insider trades during pension fund "blackout periods"; *(iv)* imposes new criminal penalties for fraud and other wrongful acts; and *(v)* extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a publicly reporting company, we are subject to the requirements of the Act and are in the process of complying with, and establishing procedures for, compliance with the Act and related rules and regulations issued by the SEC. At the present time, and subject to the final rules and regulations the SEC may adopt, we anticipate that we will incur additional expense as a result of the Act, be we do not expect that such compliance will have a material impact on our business.

USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("USA Patriot Act") of 2001. Among other things, the USA Patriot Act *(i)* prohibits banks from providing correspondent accounts directly to foreign shell banks; *(ii)* imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; *(iii)* requires financial institutions to establish an anti-money-laundering compliance program; and *(iv)* eliminates civil liability for persons who file suspicious activity reports. The USA Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the USA Patriot Act. While we believe the USA Patriot Act may, to some degree, affect our record keeping and reporting expenses, we do not believe that it will have a material adverse effect on our business and operations.

Financial Services Modernization. The laws and regulations that affect banks and bank holding companies recently underwent significant changes as a result of the Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act of 1999. Generally, the act *(i)* repealed the historical restrictions on preventing banks from affiliating with securities firms, *(ii)* provided a uniform framework for the activities of banks, savings institutions and their holding companies, *(iii)* broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, *(iv)* provided an enhanced framework for protecting the privacy of consumers' information and *(v)* addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies may now engage in a wider variety of financial activities than permitted under previous law, particularly insurance and securities activities. In addition, in a change from previous law, a bank holding company may be owned, controlled or acquired by any company engaged in financially related activities, so long as such company meets certain regulatory requirements. The act also permits national banks (and certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

We do not believe that the act will negatively affect our operations. However, to the extent the act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer and that can aggressively compete in the markets we currently serve.

Mountain Bank Holding

General

As a bank holding company, we are subject to the Bank Holding Company Act of 1956, which places us under the supervision of the Board of Governors of the Federal Reserve. We must file annual reports with the Federal Reserve and must provide it with such additional information as it may require. In addition, the Federal Reserve periodically examines us and Mt. Rainier Bank.

Bank Holding Company Regulation

In general, the Bank Holding Company Act limits bank holding company business to owning or controlling banks and engaging in other banking-related activities. Bank holding companies must obtain the Federal Reserve Board's approval before they:

- acquire direct or indirect ownership or control of any voting shares of any bank that results in total ownership or control, directly or indirectly, of more than 5% of the voting shares of such bank;
- merge or consolidate with another bank holding company; or

- acquire substantially all of the assets of any additional banks.

Subject to certain state laws, a bank holding company that is adequately capitalized and adequately managed may acquire the assets of both in-state and out-of-state banks. Under the Gramm-Leach-Bliley Act, a bank holding company meeting certain qualifications may apply to the Federal Reserve Board to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Control of Nonbanks. With certain exceptions, the Bank Holding Company Act prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares in any company that is not a bank or a bank holding company unless the Federal Reserve Board determines such activities are incidental or closely related to the business of banking.

Control Transactions. The Change in Bank Control Act of 1978 requires a person (or group of persons acting in concert) acquiring "control" of a bank holding company to provide the Federal Reserve Board with 60 days' prior written notice of the proposed acquisition. Following receipt of this notice, the Federal Reserve Board has 60 days (or up to 90 days if extended) within which to issue a notice disapproving the proposed acquisition. In addition, any "company" must obtain the Federal Reserve Board's approval before acquiring 25% (5% if the "company" is a bank holding company) or more of the outstanding shares or otherwise obtaining control over Mountain Bank Holding.

Transactions with Affiliates

Mountain Bank Holding and Mt. Rainier Bank are deemed affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. Generally, the Federal Reserve Act limits the extent to which a financial institution or its subsidiaries may engage in "covered transactions" with an affiliate. It also requires all transactions with an affiliate, whether or not "covered transactions," to be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

Tie-In Arrangements

Mountain Bank Holding and Mt. Rainier Bank cannot engage in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither we nor Mt. Rainier Bank may condition an extension of credit on either a requirement that the customer obtain additional services provided by either of us, or an agreement by the customer to refrain from obtaining other services from a competitor.

The Federal Reserve Board has adopted exceptions to its anti-tying rules that allow banks greater flexibility to package products with their affiliates. These exceptions were designed to enhance competition in banking and non-banking products and to allow banks and their affiliates to provide more efficient, lower cost service to their customers.

State Law Restrictions

As a Washington business corporation, we may be subject to certain limitations and restrictions under applicable Washington corporate law. In addition, although Mt. Rainier Bank is a national bank and therefore primarily regulated by the Office of the Comptroller of the Currency, Washington banking law may restrict certain activities of Mt. Rainier Bank.

Mt. Rainier National Bank

General

Mt. Rainier Bank, as a national banking association, is subject to regulation and examination by the OCC. The federal laws that apply to Mt. Rainier Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for loans. The laws and regulations governing Mt. Rainier Bank generally have been promulgated to protect depositors and not to protect stockholders of Mountain Bank Holding or Mt. Rainier Bank.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Office of the Comptroller of the Currency evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders, or any related interests of such persons. Extensions of credit must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not covered above and who are not employees. Also, such extensions of credit must not involve more than the normal risk of repayment or present other unfavorable features.

Federal Deposit Insurance Corporation Improvement Act. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 each federal banking agency has prescribed, by regulation, noncapital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems, and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. We believe that Mt. Rainier Bank meets all such standards and do not believe that these regulatory standards materially affect our business operations.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has "opted out." The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Under recent Federal Deposit Insurance Corporation regulations, banks are prohibited from using their interstate branches primarily for deposit production. The Federal Deposit Insurance Corporation has accordingly implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Washington has "opted in" to the Interstate Act and allows in-state banks to merge with out-of-state banks subject to certain aging requirements. Washington law generally authorizes the acquisition of an in-state bank by an out-of-state bank by merger with a Washington financial institution that has been in existence for at least 5 years prior to the acquisition. With regard to interstate bank branching, out-of-state banks that do not already operate a branch in Washington may not establish de novo branches in Washington or establish and operate a branch by acquiring a branch in Washington.

Deposit Insurance

The deposits of Mt. Rainier Bank are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the Federal Deposit Insurance Corporation. All insured banks are required to pay semi-annual deposit insurance premium assessments to the Federal Deposit Insurance Corporation.

Dividends

The principal source of Mountain Bank Holding's cash revenues is dividends received from Mt. Rainier Bank The payment of dividends is subject to certain restrictions. For example, a national bank generally can pay dividends out of its undivided profits. However, a national bank cannot pay dividends unless the bank's capital surplus equals or exceeds its capital stock. There are two exceptions to that restriction. First, a national bank can pay an annual dividend if the bank first transfers ten percent of its net income for the preceding four quarters to capital surplus. Second, a national bank can declare quarterly or semiannual dividends if the bank transfers ten percent or more of its net income for the preceding two quarters to capital surplus. Overlaying these restrictions is an additional restriction that limits the payment of dividends during any calendar year to the extent of the bank's retained net income for the previous two years, unless approved by the Office of the Comptroller of the Currency. Other than the laws and regulations noted above, which apply to all national banks and bank holding companies, neither we nor Mt. Rainier Bank are currently subject to any regulatory restrictions on our dividends.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities.

The Federal Deposit Insurance Corporation and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. These are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I capital. Tier I capital for bank holding companies includes common shareholders' equity, certain qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less intangibles except as described above.

The Federal Reserve also employs a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.

The Federal Deposit Insurance Corporation Improvement Act created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the Federal Deposit Insurance Corporation, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions. We do not believe that these regulations have any material effect on our operations.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. We cannot predict with certainty the nature and impact of future changes in monetary policies and their impact on Mountain Bank Holding and Mt. Rainier Bank.

ITEM 7. DESCRIPTION OF PROPERTY

Mt. Rainier Bank's main office is in Enumclaw, Washington, at 501 Roosevelt Avenue, in an office building owned by Mt. Rainier Bank. The facility has 10,275 square feet with two drive-up windows, an automated teller machine (ATM), and a night depository. The premises are fully equipped and include teller counters, key drawers, safe, safe deposit boxes, signs and alarm equipment.

On February 6, 1995, Mt. Rainier Bank opened its Buckley Branch located at 29290 Highway 410, Buckley, Washington. The facility has 3,100 square feet, a two-lane drive up, an ATM and a night depository.

On January 26, 1998, Mt. Rainier Bank opened its Black Diamond Branch located at 31329 Third Avenue, Black Diamond, Washington. The facility has 3,100 square feet, a two-lane driveup, an ATM and a night depository.

On November 16, 1998, Mt. Rainier Bank opened its Auburn Branch located at 1436 Auburn Way So, Auburn, Washington. The facility has approximately 2,624 square feet, a two-lane driveup, and includes an ATM and a night depository.

On April 5, 2002, Mt. Rainier Bank opened its Maple Valley Branch located at 23924 225th Way SE in Maple Valley, Washington. The facility has approximately 3,287 square feet and is a full service facility with a two-lane drive-up, an ATM and a night depository.

Mt. Rainier Bank is in the process of constructing a branch office located at 15104 East Main Street in Sumner, Washington. The facility will have approximately 3,768 square feet and will be a full service facility with a two-lane drive-up, an ATM and a night depository. Construction is estimated to be complete approximately mid March, 2003.

Mt. Rainier Bank owns all of the facilities described above. Management believes that the facilities are of sound construction, in good operating condition, are appropriately insured and are adequately equipped for carrying on the business of the Company.

ITEM 8. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding "Directors and Executive Officers" of Mountain Bank Holding is incorporated by reference from Mountain Bank Holding's 2003 Annual Proxy Statement ("Proxy Statement") under the captions "BUSINESS OF THE MEETING-Election of Directors," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

ITEM 9. REMUNERATION OF DIRECTORS AND OFFICERS

Information regarding "Remuneration of Directors and Officers" of Mountain Bank Holding is incorporated by reference from Mountain Bank Holding's Proxy Statement under the captions "INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES– Compensation of Directors" and "EXECUTIVE COMPENSATION."

ITEM 10. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

Information regarding "Security Ownership of Management and Certain Shareholders" of Mountain Bank Holding is incorporated by reference from Mountain Bank Holding's Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Information regarding "Interest of Management and Others in Certain Transactions" of Mountain Bank Holding is incorporated by reference from Mountain Bank Holding's Proxy Statement under the caption "TRANSACTIONS WITH MANAGEMENT."

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity

Market Information

No broker makes a market in Mountain Bank Holding's common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. The stock is traded by individuals on a personal basis and is not listed on any exchange or traded on the over-the-counter market. Due to the limited information available, the following price information may not accurately reflect the actual market value of the shares. The following data includes trades between individual investors. It does not include new issuances of stock, the exercise of stock options or shares issued under the Employee Stock Purchase Plan.

Period	# of Shares Traded	Price Range
2001		
1st Quarter	6,264	$11.00
2nd Quarter	17,307	$11.00
3rd Quarter	4,099	$11.00 to $12.00
4th Quarter	14,639	$10.75 to $11.50
2002		
1st Quarter	4,949	$11.00 to $12.00
2nd Quarter	9,730	$12.00 to $13.50
3rd Quarter	7,563	$13.50
4th Quarter	8,551	$13.50 to $14.00

The price information was obtained from Mt. Rainier Bank acting as transfer agent for Mountain Bank Holding.

On April 10, 2002, Mountain Bank Holding offered for sale 60,000 shares of no par value common stock at a subscription price of $12.50 per share. The offering was successfully completed on April 23, 2002.

As of December 31, 2002, there were 2,146,813 shares of Mountain Bank Holding Company common stock issued and outstanding.

At December 31, 2002, stock options for 207,825 shares of Mountain Bank Holding Company common stock were outstanding. See Note 11 of the audited financial statements for additional information.

Number of Equity Holders

As of January 31, 2002, there were 1,081 holders of record of Mountain Bank Holding's common stock.

Stock Dividends

Dividends, when and if paid, will be subject to determination and declaration by the Board of Directors, which will take into account the financial condition of Mt. Rainier Bank and Mountain Bank Holding, results of operations, tax considerations, industry standards, economic conditions and other relevant factors. In 2001 the Board of Directors declared a 5% (1 share for every twenty shares owned) stock dividend payable to shareholders of record as of June 15, 2001. All per share amounts contained in this filing have been adjusted to reflect this stock dividend. The ability of Mountain Bank Holding to pay dividends in the future will depend primarily upon the earnings of Mt. Rainier Bank and its ability to pay dividends to Mountain Bank Holding.

Payment of Dividends

The principal source of Mountain Bank Holding's cash revenues is dividends received from Mt. Rainier Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, a bank has certain restrictions on the payment of dividends and also may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. See "SUPERVISION AND REGULATION – MT. RAINIER NATIONAL BANK" contained elsewhere in this Annual Report. Other than the laws and regulations noted above, which apply to all banks and bank holding companies, neither we nor Mt. Rainier Bank are currently subject to any regulatory restrictions on our dividends.

Mountain Bank Holding's policy has been to retain earnings to support the growth of Mt. Rainier Bank. Accordingly, no cash dividend has been declared to shareholders since the inception of Mt. Rainier Bank.

Item 2. Legal Proceedings

There are no material pending legal proceedings to which we or Mt. Rainier Bank are a party or of which any of our properties are subject; nor are there material proceedings known to us to be contemplated by any governmental authority; nor are there material proceedings known to us, pending or contemplated, in which any director, officer or affiliate or any principal security holder, or any associate of any of the foregoing, is a party or has an interest adverse to us or Mt. Rainier Bank.

Item 3. Changes in and Disagreements with Accountants

There were no changes or disagreements with accountants in 2002.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of the year ended December 31, 2002, no matters were submitted to the security holders through the solicitation of proxies or otherwise.

Item 5. Compliance with Section 16(a) of the Exchange Act

Mountain Bank Holding has adopted procedures to assist its directors and executive officers with Section 16(a) of the Securities Exchange Act, which includes assisting the officer or director in preparing forms for filing with the Securities Exchange Commission. Based on the review of such forms, Mountain Bank Holding believes that all of its executive officers and directors complied with all filing requirements applicable to them in 2002.

Item 6. Reports on Form 8-K

There were no reports filed on Form 8-K during the last quarter of the period ending December 31, 2002.

Item 7. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 240.13a-14(c) and 15d-14(c) as of a date within 90 days before the filing date of this annual report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's current disclosure controls and procedures are effective and timely, providing them with material information relating to the Company required to be disclosed in the report we file or submit under the Exchange Act.

Changes in Internal Controls

There have not been any significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. We are not aware of any significant deficiencies or material weaknesses, therefore no corrective actions were taken.

Independent Auditor's Report

Board of Directors
Mountain Bank Holding Company
Enumclaw, Washington

We have audited the accompanying consolidated balance sheets of **Mountain Bank Holding Company and Subsidiary** as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Mountain Bank Holding Company and Subsidiary** as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Tacoma, Washington
January 10, 2003

Consolidated

Financial

Statements

Consolidated Balance Sheets

(Dollars in Thousands)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

	2002	2001
Assets		
Cash and due from banks	$ 1,522	$ 3,620
Interest bearing deposits at other financial institutions	17,886	13,455
Securities available for sale	29,562	31,612
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	671	634
Loans held for sale	2,871	1,093
Loans	82,261	68,887
Allowance for credit losses	852	753
Net loans	**81,409**	**68,134**
Premises and equipment	4,890	3,545
Foreclosed real estate	151	- -
Accrued interest receivable	601	650
Bank owned life insurance	3,205	3,031
Other assets	406	107
Total assets	**$143,174**	**$125,881**
Liabilities		
Deposits:		
Demand	$ 19,819	$ 17,009
Savings and interest-bearing demand	60,361	46,983
Time	46,831	48,119
Total deposits	**127,011**	**112,111**
Accrued interest payable	205	292
Note payable	36	38
Other liabilities	381	137
Total liabilities	**127,633**	**112,578**
Commitments and Contingencies	**- -**	**- -**
Shareholders' Equity		
Common stock (no par value); authorized 10,000,000 shares; issued and outstanding: 2002 - 2,146,813 shares; 2001 - 2,067,401 shares	1,073	1,034
Additional paid-in capital	9,472	8,698
Retained earnings	4,626	3,474
Accumulated other comprehensive income	370	97
Total shareholders' equity	**15,541**	**13,303**
Total liabilities and shareholders' equity	**$143,174**	**$125,881**

See notes to consolidated financial statements.

Consolidated Statements of Income

(Dollars in Thousands, Except Per Share Amounts)

Mountain Bank Holding Company and Subsidiary
Years Ended December 31, 2002 and 2001

	2002	2001
Interest Income		
Loans	$6,590	$6,376
Deposits in banks	230	449
Investment income:		
Taxable	1,331	1,421
Tax-exempt	18	15
Total interest income	**8,169**	**8,261**
Interest Expense		
Deposits	2,560	3,525
Note payable	3	3
Total interest expense	**2,563**	**3,528**
Net interest income	**5,606**	**4,733**
Provision for Credit Losses	360	85
Net interest income after provision for credit losses	**5,246**	**4,648**
Non-Interest Income		
Service charges on deposit accounts	552	519
Gains on mortgage loans sold	340	291
Gains on sale of securities available for sale--net	29	31
Bank owned life insurance income	174	- -
Other	255	306
Total non-interest income	**1,351**	**1,147**
Non-Interest Expenses		
Salaries and employee benefits	2,869	2,534
Occupancy	256	218
Equipment	434	372
Other	1,390	1,253
Total non-interest expenses	**4,949**	**4,377**
Income before income taxes	**1,648**	**1,418**
Income Taxes	496	478
Net income	**$1,152**	**$ 940**
Earnings Per Share		
Basic	$.55	$.46
Diluted	.52	.44

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(Dollars in Thousands)

Mountain Bank Holding Company and Subsidiary
Years Ended December 31, 2002 and 2001

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2000	1,945,136	$ 973	$7,543	$3,616	$ 18	$12,150
Comprehensive income:						
Net income	--	--	--	940	--	940
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	--	--	--	--	79	79
Comprehensive income						**1,019**
5% stock dividend	98,198	49	1,031	(1,082)	--	(2)
Sale of common stock under employee stock purchase plan	1,781	1	15	--	--	16
Exercise of stock options	16,000	8	32	--	--	40
Sale of common stock	6,286	3	66	--	--	69
Tax benefit from exercise of stock options	--	--	11	--	--	11
Balance at December 31, 2001	**2,067,401**	**1,034**	**8,698**	**3,474**	**97**	**13,303**
Comprehensive income:						
Net income	--	--	--	1,152	--	1,152
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	--	--	--	--	273	273
Comprehensive income						**1,425**
Sale of common stock under employee stock purchase plan	1,762	1	19	--	--	20
Exercise of stock options	17,650	8	58	--	--	66
Sale of common stock	60,000	30	668	--	--	698
Tax benefit from exercise of stock options	--	--	29	--	--	29
Balance at December 31, 2002	**2,146,813**	**$1,073**	**$9,472**	**$4,626**	**$370**	**$15,541**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in Thousands)

Mountain Bank Holding Company and Subsidiary
Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows from Operating Activities		
Net income	$ 1,152	$ 940
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	360	85
Depreciation and amortization	401	345
Deferred federal income tax expense (benefit)	22	(51)
Gain on sales of securities available for sale	(29)	(31)
Stock dividends received	(16)	(30)
Gains on loans sold	(340)	(291)
Originations of loans held for sale	(33,720)	(28,415)
Proceeds from sales of loans	32,282	28,149
Bank owned life insurance income	(174)	- -
(Increase) decrease in accrued interest receivable	49	(27)
Decrease in accrued interest payable	(87)	(14)
Other - net	125	274
Net cash provided by operating activities	**25**	**934**
Cash Flows from Investing Activities		
Net increase in interest-bearing deposits in banks	(4,431)	(6,117)
Activity in securities available for sale and Federal Reserve Bank and FHLB stock:		
Purchases	(15,731)	(30,675)
Maturities, prepayments and calls	15,489	18,475
Sales	2,400	1,029
Increase in loans made to customers, net of principal collections	(13,786)	(3,283)
Additions to premises and equipment	(1,746)	(345)
Purchase of bank owned life insurance	- -	(3,000)
Net cash used in investing activities	**(17,805)**	**(23,916)**
Cash Flows from Financing Activities		
Net increase in deposits	14,900	22,534
Net proceeds from issuance of stock	784	125
Repayment of note payable	(2)	(2)
Payment for fractional shares in stock dividend	- -	(2)
Net cash provided by financing activities	**15,682**	**22,655**
Net change in cash and due from banks	**(2,098)**	**(327)**
Cash and Due from Banks		
Beginning of year	3,620	3,947
End of year	**$ 1,522**	**$ 3,620**
Supplemental Disclosures of Cash Flow Information		
Interest paid	$2,650	$3,542
Income taxes paid	547	460
Supplemental Disclosures of Non-Cash Investing and Financing Activities		
Unrealized gain on securities available for sale, net of tax	$273	$ 79
Tax benefit from exercise of stock options	29	11
Stock dividend	- -	1,080
Foreclosed real estate acquired in settlement of loans, net	(151)	- -

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 1 - Summary of Significant Accounting Policies

Basis of Consolidation and Operations

The consolidated financial statements include the accounts of Mountain Bank Holding Company (the Company) and its wholly owned subsidiary, Mt. Rainier National Bank (the Bank). All significant intercompany transactions and balances have been eliminated. The Company is a holding company, which operates primarily through its major subsidiary, the Bank.

The Bank operates five branches and has a customer base centered in and around southeastern King County and northeastern Pierce County, Washington. The Bank provides loan and deposit services to customers, who are predominantly small- and middle-market businesses and middle-income individuals in western Washington. Its primary funding source is deposits from businesses and individuals in its market area.

Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of foreclosed real estate and deferred tax assets.

Certain prior year amounts have been reclassified, with no effect on net income or shareholders' equity, to conform to the 2002 presentation. All dollar amounts, except per share information, are stated in thousands.

Securities Available for Sale

Securities available for sale consist of debt securities that the Bank intends to hold for an indefinite period, but not necessarily to maturity, and certain equity securities. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors, and certain equity securities. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 1 - Summary of Significant Accounting Policies *(continued)*

Loans Held for Sale

Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. Net unrealized losses are recognized through a valuation allowance established by charges to income.

Loans

Loans are stated at the amount of unpaid principal, reduced by allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level considered adequate to provide for probable losses on existing loans based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off, and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic, systematic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, the estimated value of any underlying collateral, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its estimates, future adjustments to the allowance may be necessary if there is a significant change in economic conditions.

When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 1 - Summary of Significant Accounting Policies *(continued)*

Allowance for Credit Losses *(concluded)*

When management determines that it is probable that a borrower will be unable to repay all amounts due according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided for in the financial statements.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Gains or losses on dispositions are reflected in earnings.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values. Any subsequent reductions in carrying values and revenue and expense from the operations of properties are charged to non-interest income.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 1 - Summary of Significant Accounting Policies *(continued)*

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Bank provides for income taxes on a separate return basis and remits to the Company amounts currently payable.

Cash and Cash Equivalents

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks." The Bank maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Stock-Based Compensation

At December 31, 2002, the Company has four stock-based employee and director compensation plans, which are described more fully in Note 11, and an employee stock purchase plan, which is described in Note 14. The Company accounts for those plans under the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based compensation cost is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation to stock-based compensation awards for the effects of all options granted on or after January 1, 1995 for the years ending December 31:

	2002	2001
Net income, as reported	$1,152	$940
Less total stock-based compensation expense determined under fair value method for all qualifying awards	(164)	(173)
Pro forma net income	**$ 988**	**$767**
Earnings Per Share		
Basic:		
As reported	$.55	$.46
Pro forma	.47	.37
Diluted:		
As reported	.52	.44
Pro forma	.46	.36

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 1 - Summary of Significant Accounting Policies *(continued)*

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these financial statements:

Cash and Due from Banks and Interest Bearing Deposits at Other Financial Institutions
The carrying amounts of cash and due from banks and interest bearing deposits at other financial institutions approximate their fair value.

Securities Available for Sale
Fair values for securities are based on quoted market prices.

Federal Home Loan Bank and Federal Reserve Bank Stock
The carrying value of Federal Home Loan Bank and Federal Reserve Bank stocks approximates their fair values.

Loans
For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held for sale are based on their estimated market prices. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities
The fair value of deposits with no stated maturity date is included at the amount payable on demand. The fair value of fixed maturity certificates of deposit is estimated by discounting future cash flows using the rates currently offered by the Bank for deposits of similar remaining maturities. Fair values of fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently being offered on similar certificates.

Note Payable
The fair value of the note payable is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest
The carrying amounts of accrued interest approximate their fair values.

Off-Balance Sheet Instruments
The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Bank's off-balance sheet instruments consist of non-fee producing, variable-rate commitments, the Bank has determined they do not have a distinguishable fair value.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 1 - Summary of Significant Accounting Policies *(concluded)*

Earnings Per Share

Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans.

Comprehensive Income

The Company applies Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income* (SFAS No. 130), which requires that an entity report and display comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. With regard to the Company, comprehensive income includes the net income reported in the statements of income and any changes in fair value of securities available for sale, reported as a component of shareholders' equity.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for all fiscal years beginning after June 15, 2002. The Company does not anticipate that the adoption of SFAS No. 143 will have a material effect on its financial position or results of operations.

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure.* This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation,* and APB Opinion No. 28, *Interim Financial Reporting*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This Statement does not require any change from the method currently used by the Company to account for stock-based compensation, but does require more prominent disclosure in the annual and interim financial statements about the method of accounting for such compensation and the effect of the method used on reported results. This Statement was effective for years ending after December 15, 2002. The Company has adopted the disclosure provisions of SFAS No. 148 in the accompanying financial statements, and accordingly, the disclosure requirements are set forth in Note 1, in the *Stock Based Compensation* section.

The Financial Accounting Standards Board has issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, - an interpretation of FASB Statements Nos. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Implementation of these provisions of the Interpretation is not expected to have a material impact on the Company's consolidated financial statements. The disclosure requirements of the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002, and have been adopted in the consolidated financial statements for December 31, 2002, with no additional disclosure required.

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 2 - Restricted Assets

Federal Reserve Board regulations require maintenance of minimum reserve balances either in cash or on deposit with the Federal Reserve Bank. The amounts of such balances for the years ended December 31, 2002 and 2001 were $951 and $930, respectively.

Note 3 - Securities Available for Sale

Debt and equity securities have been classified according to management's intent.

The carrying amounts of securities and their approximate fair values are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
December 31, 2002				
U.S. Treasury securities	$ 3,075	$ 66	$ --	$ 3,141
U.S. Government and agency securities	7,318	255	--	7,573
Mortgage-backed securities	12,162	176	8	12,330
Obligations of states and political subdivisions	391	9	--	400
Corporate securities	5,996	97	35	6,058
Equity securities	60	--	--	60
	$29,002	**$603**	**$ 43**	**$29,562**
December 31, 2001				
U.S. Treasury securities	$ 3,106	$ 12	$ 28	$ 3,090
U.S. Government and agency securities	8,154	116	32	8,238
Mortgage-backed securities	11,707	86	24	11,769
Obligations of states and political subdivisions	495	7	--	502
Corporate securities	8,003	57	47	8,013
	$31,465	**$278**	**$131**	**$31,612**

Gross gains on the sales of securities were $33 and $31 in 2002 and 2001, respectively. Gross losses on the sales of securities were $4 in 2002. There were no gross losses on the sale of securities in 2001.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 3 - Securities Available for Sale *(concluded)*

The carrying amount and approximate market value of debt securities at December 31, 2002 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 4,453	$ 4,499
Due in one to five years	19,872	20,307
Due in five years or more	4,617	4,696
	$28,942	**$29,502**

Securities with a carrying value of $1,000 at December 31, 2002 and 2001 were assigned or pledged to secure public deposits, and for other purposes as required by law.

Note 4 - Loans

Loans at December 31 consist of the following:

	2002	2001
Commercial and agricultural	$20,510	$18,483
Real estate:		
Residential 1-4 family	13,516	13,790
Commercial	36,875	25,793
Construction	5,602	5,506
Consumer	5,758	5,315
Total loans	**$82,261**	**$68,887**

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2002	2001
Balance at beginning of year	$753	$700
Provision for credit losses	360	85
Charge-offs	(278)	(38)
Recoveries	17	6
Net charge-offs	**(261)**	**(32)**
Balance at end of year	**$852**	**$753**

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 4 - Loans *(concluded)*

Following is a summary of information pertaining to impaired loans:

	2002	2001
December 31		
Impaired loans without a valuation allowance	$88	$- -
Impaired loans with a valuation allowance	- -	- -
Total impaired loans	**$- -**	**$- -**
Valuation allowance related to impaired loans	**$- -**	**$- -**
Years Ended December 31		
Average investment in impaired loans	$89	$15
Interest income recognized on a cash basis on impaired loans	2	- -

At December 31, 2002, there were no commitments to lend additional funds to borrowers whose loans have been modified. There were no loans 90 days and over past due still accruing interest at December 31, 2002 or 2001.

At December 31, 2002 and 2001, certain officers and directors, or companies in which they have 10% or more beneficial interest, were indebted to the Bank in the aggregate amount of $2,598 and $2,817, respectively. During 2002 advances of $1,374 were made, and repayments totaled $1,593.

Note 5 - Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2002	2001
Land	$1,601	$1,111
Buildings	3,081	2,520
Equipment, furniture and fixtures	2,512	1,927
Construction in process	311	215
	7,505	**5,773**
Less accumulated depreciation	2,615	2,228
Total premises and equipment	**$4,890**	**$3,545**

Construction in process at December 31, 2002 includes construction costs to date related to a new branch. The estimated cost to finish the branch in 2003 is estimated to be $450.

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 6 - Deposits

The composition of deposits at December 31 is as follows:

	2002	2001
Demand deposits, non-interest bearing	$ 19,819	$ 17,009
NOW and money market accounts	47,073	35,466
Savings deposits	13,288	11,517
Time certificates, $100,000 or more	16,711	17,053
Other time certificates	30,120	31,066
Total	$127,011	$112,111

Scheduled maturities of certificates of deposit for future years ending December 31 are as follows:

2003	$39,485
2004	4,042
2005	1,407
2006	389
2007	1,508
	$46,831

Note 7 - Note Payable

The note payable is secured by land, and is payable at $1 monthly, including interest of 8%. Future principal maturities are $2 annually through 2004, $3 annually 2005 through 2007 and $23 thereafter.

Note 8 - Income Taxes

The components of the provision for income taxes are as follows at December 31:

	2002	2001
Current	$474	$529
Deferred expense (benefit)	22	(51)
Income taxes	$496	$478

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 8 - Income Taxes *(concluded)*

The effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 follows:

	2002	2001
Deferred Tax Assets		
Allowance for credit losses	$265	$248
Deferred compensation	42	14
Accumulated depreciation	- -	28
Other	20	8
Total deferred tax assets	**327**	**298**
Deferred Tax Liabilities		
Accumulated depreciation	16	- -
Cash basis tax accounting	- -	26
Deferred income	273	212
Unrealized gain on securities available for sale	190	50
Total deferred tax liabilities	**479**	**288**
Net deferred tax assets (liabilities)	**($152)**	**$ 10**

Deferred tax liabilities are included with other liabilities and deferred tax assets are included with other assets in the accompanying consolidated balance sheets.

The following is a reconciliation between the statutory and effective federal income tax rates for the years ended December 31:

	2002		2001	
	Amount	**Percent of Pre-tax Income**	**Amount**	**Percent of Pre-tax Income**
Income tax at statutory rate	$577	35.0%	$496	35.0%
Increase (decrease) resulting from:				
Tax-exempt income	(6)	(.4)	(5)	(.4)
Bank-owned life insurance income	(60)	(3.6)	- -	- -
Other	(15)	(.9)	(13)	(.9)
Total income tax expense	**$496**	**30.1%**	**$478**	**33.7%**

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 9 - Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments is as follows:

	2002	2001
Commercial and agriculture	$ 7,973	$ 6,826
Real estate	4,554	1,250
Credit cards	2,879	2,777
	$15,406	**$10,853**

Outstanding commitments under letters of credit totaled $566 and $519 at December 31, 2002 and 2001, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 75% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

The Bank has agreements with commercial banks for lines of credit totaling approximately $5,200, and a credit line with the Federal Home Loan Bank totaling 10% of assets. The Bank has entered into a blanket pledge agreement with the Federal Home Loan Bank to secure this credit line. These lines were not drawn upon at December 31, 2002 or 2001.

The Company has entered into contracts with certain of its executives and others, which provide for contingent payments subject to future events.

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 10 - Concentration of Credit Risk

The Bank has credit risk exposure, including off-balance-sheet credit risk exposure, as disclosed in Notes 4 and 9. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate loans and typically maintains loan-to-value ratios of no greater than 75% - 80%. Loans are generally limited, by federal and state banking regulations, to 15% of the Bank's shareholder's equity, excluding accumulated other comprehensive income. The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of related borrowers in excess of $1,500.

The contractual amounts of credit related financial instruments such as commitments to extend credit, credit card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

Investments in obligations of states and political subdivisions involve governmental entities within the Bank's market area. Letters of credit were granted primarily to commercial borrowers.

Note 11 - Stock Option Plans

Director Plans

The 1990 Director Stock Option Plan grants a director an option to purchase 12,600 shares of common stock upon initial election to the Board of Directors at an exercise price equal to the fair market value of the common stock at the date of grant. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. A total of 126,000 shares of the Company's common stock were reserved for option under this plan, of which options for 113,400 shares at $2.38 per share were granted on June 13, 1990, to expire on June 13, 2005 and options for 3,150 shares at $10.48 per share were granted April 24, 2001, to expire April 24, 2016. Options granted in 1990 were fully vested at December 31, 2001. Options granted in 2001 are not vested at December 31, 2002. Options for 8,550 and 4,200 shares were exercised in 2002 and 2001, respectively, under this director plan. Options for 9,450 shares remain available under this plan.

The 1999 Director Stock Option Plan grants a director an option to purchase shares of common stock at an exercise price which must be no less than the greater of the fair market value of the common stock or the net book value of the common stock at the time of grant. A total of 42,000 shares of the Company's common stock were reserved for option under this plan, of which options for 33,600 shares at $10.48 per share (fair market value) were granted November 21, 2000, expiring on November 21, 2015; none of these options granted are vested at December 31, 2002.

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 11 - Stock Option Plans *(continued)*

Employee Plans

In 1990 and 1999, the Company adopted plans providing for granting certain key employees options to purchase common stock. Under the terms of the plans, options are incentive stock options (as defined in the Internal Revenue Code). The option price will be fair market value at the date of grant or a price determined by the Board of Directors, but not less than fair value. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. Pursuant to these plans, 84,000 shares are reserved for option as of December 31, 2002, of which 43,125 shares (after forfeitures) have been granted. A total of 40,875 shares remain available for future grant under the 1999 plan at December 31, 2002. No shares remain available for grant under the 1990 plan. In 2002 and 2001, options for 9,100 shares and 12,600 shares, respectively, were exercised under the employee plans.

The fair value of each option granted in 2001 was estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

Dividend yield	- -%
Expected life	10 to 15 years
Average risk-free interest rate	4.88%
Expected volatility	44.31%

The weighted average fair value of options granted in 2001 was $6.46. There were no options granted during 2002.

A summary of the status of the Company's stock option plans as of December 31, 2002 and 2001, and changes during the years ending on those dates, is presented below:

	2002		2001	
	Shares	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Outstanding at beginning of year	232,550	$6.09	244,650	$ 5.62
Granted	- -	- -	20,450	10.76
Exercised	(17,650)	3.81	(16,800)	2.38
Forfeited	(7,075)	9.19	(15,750)	8.47
Outstanding at end of year	**207,825**	**$6.17**	**232,550**	**$ 6.09**
Options exercisable at year-end	129,275		122,150	

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 11 - Stock Option Plans *(concluded)*

The following information summarizes information about stock options outstanding and exercisable at December 31, 2002:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.38 - $2.97	75,450	2.5	$2.38	75,450	$2.38
$5.24 - $6.19	45,150	4.6	$5.90	44,100	$5.90
$8.33 - $11.00	87,225	9.4	$9.63	9,725	$8.37

Note 12 - Profit Sharing Plan

The Bank's defined contribution profit sharing plan covers substantially all employees who have completed one year or more of service. Employees are eligible to defer up to 25% of their gross salary, with employer contributions to the Plan made at the discretion of the Board of Directors. The Bank's contributions for the years ended December 31, 2002 and 2001 totaled $42 and $40, respectively.

Note 13 - Deferred Compensation Agreements

In 1993 the Bank established a deferred compensation agreement with a director under which the director will defer his director fees. At retirement he will receive a benefit of $1 per month for 120 months. The accrued liability related to this agreement totaled $47 and $42 at December 31, 2002 and 2001, respectively. Expenses associated with this plan were $5 annually in 2002 and 2001. The Bank has also purchased a whole-life insurance policy on the director, with values of $36 and $31 at December 31 2002 and 2001, respectively, which may be used to fund benefits under the deferred compensation agreement.

In 2002, the Board of Directors approved a supplemental retirement plan covering certain management personnel. The post-retirement benefit provided by the plan is designed to supplement a participating officer's retirement benefits from social security, in order to provide the officer with a certain percentage of final average income at retirement age. Expenses associated with this plan were $77 for the year ended December 31, 2002.

Benefits to employees are funded by life insurance policies purchased by the Company, which had cash surrender values of $3,169 and $3,000 at December 31, 2002 and 2001, respectively. Liabilities to employees, which are being accrued over their expected time to retirement, were $77 at December 31, 2002.

Also in 2002, the Company purchased long-term care insurance on certain board members and management personnel. Benefits under this plan vest over five years from the date of the plan. Expense related to this plan in 2002 was $21.

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 14 - Employee Stock Purchase Plan

Effective July 1, 1995, the Company adopted an employee stock purchase plan whereby eligible employees can purchase common stock at the lesser of the stock's fair market value at the beginning or the end of the plan year. The aggregate number of shares reserved under this plan is 42,000. At December 31, 2002, 25,323 shares remain available for purchase under this plan. No employee can purchase more than 420 shares of common stock in any plan year; 1,762 and 1,870 shares were purchased at a price of $11.00 and $8.57 per share for the years ended December 31, 2002 and 2001, respectively.

Note 15 - Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines of the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

As of December 31, 2002, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2002						
Tier 1 capital (to average assets):						
Consolidated	$15,171	10.78%	$5,631	4.00%	N/A	N/A
Bank	15,074	10.71	5,631	4.00	$ 7,039	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	15,171	13.00	4,667	4.00	N/A	N/A
Bank	15,074	12.92	4,667	4.00	7,001	6.00
Total capital:						
Consolidated	16,023	13.73	9,334	8.00	N/A	N/A
Bank	15,926	13.65	9,334	8.00	11,668	10.00

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 15 - Regulatory Matters *(concluded)*

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2001						
Tier 1 capital (to average assets):						
Consolidated	$13,206	10.72%	$4,927	4.00%	N/A	N/A
Bank	13,111	10.64	4,927	4.00	$6,159	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	13,206	13.39	3,946	4.00	N/A	N/A
Bank	13,111	13.29	3,946	4.00	5,915	6.00
Total capital:						
Consolidated	13,959	14.15	7,892	8.00	N/A	N/A
Bank	13,864	14.05	7,892	8.00	9,864	10.00

Management believes, as of December 31, 2002, that the Company and the Bank meet all capital requirements to which they are subject.

Restrictions on Retained Earnings

National banks can initiate dividend payments in a given year, without prior regulatory approval, equal to net profits, as defined, for that year plus retained net profits for the preceding two years. The Bank can distribute as dividends to the parent company approximately $3,234 as of December 31, 2002 without regulatory approval.

Note 16 - Condensed Financial Information - Parent Company Only

Condensed Balance Sheets - December 31

	2002	2001
Assets		
Cash	$ 97	$ 83
Investment in the Bank	15,444	13,208
Other assets	- -	12
Total assets	**$15,541**	**$13,303**
Shareholders' Equity	**$15,541**	**$13,303**

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 16 - Condensed Financial Information - Parent Company Only *(concluded)*

Condensed Statements of Income - Years Ended December 31

	2002	2001
Operating Expenses	($ 184)	($ 184)
Loss before income taxes and equity in undistributed income of the Bank	(184)	(184)
Income Tax Benefit	63	63
Loss before equity in undistributed income of the Bank	(121)	(121)
Equity in Undistributed Income of the Bank	1,273	1,061
Net income	$1,152	$ 940

Condensed Statements of Cash Flows - Years Ended December 31

	2002	2001
Cash Flows from Operating Activities		
Net income	$1,152	$ 940
Adjustments to reconcile net income to net cash used in operating activities:		
Equity in undistributed income of subsidiary	(1,273)	(1,061)
Decrease in other assets	12	- -
Other	- -	(1)
Net cash used in operating activities	(109)	(122)
Cash Flows from Investing Activities		
Investment in subsidiary	(661)	- -
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	784	125
Payment for fractional shares in stock dividend	- -	(2)
Net cash provided by financing activities	784	123
Net change in cash	14	1
Cash		
Beginning of year	83	82
End of year	$ 97	$ 83

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 17 - Other Expenses

Other expenses include the following amounts which are in excess of 1% of the total of interest income and non-interest income for the years ended December 31:

	2002	2001
Professional fees	$118	$ 91
Data processing	365	361
Office supplies and expenses	102	124
State taxes	110	104

Note 18 - Earnings Per Share Disclosures

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated:

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2002			
Basic earnings per share:			
Net income	$1,152	2,111,819	$.55
Effect of dilutive securities:			
Options	- -	83,239	(.03)
Diluted earnings per share:			
Net income	**$1,152**	**2,195,058**	**$.52**
Year Ended December 31, 2001			
Basic earnings per share:			
Net income	$940	2,061,662	$.46
Effect of dilutive securities:			
Options	- -	75,818	(.02)
Diluted earnings per share:			
Net income	**$940**	**2,137,480**	**$.44**

The number of shares shown for "options" is the number of incremental shares that would result from exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 20 - Comprehensive Income

Net unrealized gains and losses include, net of tax, $100 of unrealized gains arising during 2002 and $267 of unrealized gains arising during 2001, less reclassification adjustments of $29 and $31 for gains included in net income in 2002 and 2001, respectively, as follows:

	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
2002			
Unrealized holding gains arising during the year	$442	($150)	$292
Reclassification adjustments for gains realized in net income	(29)	10	(19)
Net unrealized gains	**$413**	**($140)**	**$273**
2001			
Unrealized holding gains arising during the year	$151	($51)	$100
Reclassification adjustments for gains realized in net income	(31)	10	(21)
Net unrealized gains	**$120**	**($41)**	**$ 79**

Note 21 - Fair Values of Financial Instruments

The estimated fair values of the Bank's financial instruments at December 31 were as follows:

	2002 Carrying Amount	Fair Value	2001 Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks, and interest bearing deposits in banks	$19,408	$19,408	$17,075	$17,075
Securities available for sale	29,502	29,502	31,612	31,612
Federal Home Loan Bank and Federal Reserve Bank stocks	731	731	634	634
Loans held for sale	2,871	2,871	1,093	1,093
Loans	81,409	81,440	68,134	68,512
Accrued interest receivable	601	601	650	650
Financial Liabilities				
Deposits	$127,011	$127,259	$112,111	$112,561
Note payable	36	36	38	38
Accrued interest payable	205	205	292	292

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 21 - Fair Values of Financial Instruments *(concluded)*

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations.
As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans, and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Note 22 - Quarterly Data (Unaudited)

	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Year Ended December 31, 2002				
Interest income	$1,991	$1,972	$2,057	$2,149
Interest expense	690	650	628	595
Net interest income	**1,301**	**1,322**	**1,429**	**1,554**
Provision for credit losses	41	47	46	226
Non-interest income	321	303	322	405
Non-interest expenses	1,170	1,188	1,291	1,300
Income before income taxes	**411**	**390**	**414**	**433**
Income taxes	137	128	100	131
Net income	**$ 274**	**$ 262**	**$ 314**	**$ 302**
Earnings per common share:				
Basic	$.13	$.13	$.15	$.14
Diluted	.13	.12	.14	.13

(continued)

Mountain Bank Holding Company and Subsidiary
December 31, 2002 and 2001

Note 22 - Quarterly Data (Unaudited) *(concluded)*

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2001				
Interest income	$2,022	$2,058	$2,076	$2,105
Interest expense	918	903	897	810
Net interest income	**1,104**	**1,155**	**1,179**	**1,295**
Provision for credit losses	9	27	22	27
Non-interest income	269	287	261	330
Non-interest expenses	1,113	1,055	1,131	1,078
Income before income taxes	**251**	**360**	**287**	**520**
Income taxes	85	120	96	177
Net income	**$ 166**	**$ 240**	**$ 191**	**$ 343**
Earnings per common share:				
Basic	$.09	$.12	$.09	$.16
Diluted	.08	.11	.09	.16

PART III
EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Articles of Incorporation of the registrant (1)
2.2	Amended and Restated By-laws of the registrant (2)
6.1	Mt. Rainier National Bank 1990 Employee Stock Option Plan (3)
6.2	Mt. Rainier National Bank 1990 Director Stock Option Plan (3)
6.3	Mountain Bank Holding Company 1995 Employee Stock Purchase Plan (3)
6.4	Mountain Bank Holding Company 1999 Employee Stock Option Plan (4)
6.5	1999 Employee Stock Option Agreements (4)
6.6	Mountain Bank Holding Company 1999 Director Stock Option Plan (4)
6.7	1999 Director Stock Option Agreement (4)
6.8	Form of 2002 Executive Supplemental Compensation Agreements dated January 1, 2002 for Messrs. Moergeli and Franks and Ms. Brumley
6.9	Split Dollar Life Insurance Agreements for Messrs. Moergeli and Franks and Ms. Brumley
6.10	Form of Change in Control Severance Agreement for Steve Moergeli and Sheila Brumley
6.11	Salary Continuation Agreement for Sterlin Franks
6.12	Form of Participant Long Term Care Agreement for directors and Sterlin Franks and Sheila Brumley
10.1	Consent of McGladrey & Pullen LLP
15.1	Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to Exhibit 3.1 of the Registrant's quarterly report on Form 10Q-SB for the quarter ended June 30, 2000.
(2) Incorporated by reference to exhibit 3.2 of the Registrant's Annual Report on Form 10K-SB for the fiscal year ended December 31, 2000.
(3) Incorporated by reference to exhibits included in the Registrant's Registration Statement on Form 10-SB, Registration No. 000-28394
(4) Incorporated by reference to exhibits 6.5, 6.6, 6.7 and 6.8, respectively, of the Registrant's Annual Report on Form 10K-SB for the fiscal year ended December 31, 1999.

Signatures

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on February 17, 2003.

Mountain Bank Holding Company

By: /s/
Roy T. Brooks, Chairman of the Board & CEO

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 17th day of February, 2003.

By: /s/
Roy T. Brooks, Chairman of the Board & CEO
(Principal Executive Officer)

By: /s/
Sheila M. Brumley, CFO & Secretary to the Board
(Principal Accounting Officer)

By: /s/
Susan K. Bowen-Hahto, Director

By: /s/
Brian W. Gallagher, Director

By: /s/
Michael K. Jones, Director

By: /s/
Barry C. Kombol, Director

By: /s/
Steve W. Moergeli, Director

By: /s/
John W. Raeder, Director

By: /s/
Garrett S. Van Beek, Director

By: /s/
Hans R. Zurcher, Director

By: /s/
J.B. Rupert, Director

CERTIFICATION

I, Roy T. Brooks, President and CEO, certify that:

1. I have reviewed this annual report on Form 10-KSB of Mountain Bank Holding Company;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 21, 2003

/s/

Roy T. Brooks, President & CEO

CERTIFICATION

I, Sheila M. Brumley, SVP & CFO, certify that:

1. I have reviewed this annual report on Form 10-KSB of Mountain Bank Holding Company;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 21, 2003

/s/

Sheila M. Brumley, SVP & Chief Financial Officer

Exhibit 10.1

We consent to the incorporation by reference in Registration Statement No. 333-61782 of Mountain Bank Holding Company on Form S-8 of our report, dated January 10, 2003, appearing in this Annual Report on Form 10-KSB of Mountain Bank Holding Company for the year ended December 31, 2002.

/s/ McGladrey & Pullen, LLP

Tacoma, Washington
February 21, 2003

Exhibit 15.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mountain Bank Holding Company (the "Company") on Form 10-KSB for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Roy T. Brooks, Chief Executive Officer and Sheila M. Brumley, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/	/s/
Roy T. Brooks, Chief Executive Officer	Sheila M. Brumley, Chief Financial Officer

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